

October 28, 2011

<u>Via Facsimile</u>
Mr. Michael Eggers
Chief Financial Officer
RealNetworks, Inc.
2601 Elliot Avenue, Suite 1000
Seattle, WA 98121

     Re: **RealNetworks, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 16, 2011
               Form 10-Q for the Quarterly Period Ended March 31, 2011
               Filed May 10, 2011
               Form 10-Q for the Quarterly Period Ended June 30, 2011
               Filed August 9, 2011
               File No. 000-23137

Dear Mr. Eggers:

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Patrick Gilmore

                                    Patrick Gilmore
                                    Accounting Branch Chief